Exhibit 99.1

Press Release

GasLog Ltd. Reports Financial Results for the Three-Month Period Ended December 31, 2021

Hamilton, Bermuda, February 24, 2022, GasLog Ltd. and its subsidiaries (“GasLog”, “Group” or “Company”) (NYSE: GLOG-PA), an international owner, operator and manager of liquefied natural gas (“LNG”) carriers, today reported its financial results for the quarter ended December 31, 2021.

Recent Developments

Gastrade S.A. (“Gastrade”) Final Investment Decision (“FID”)

On January 28, 2022, the shareholders of Gastrade, a private limited company licensed to develop an independent natural gas system, in which GasLog owns a 20% shareholding, took the FID for the construction of a regasification terminal in Alexandroupolis. The FID is the last and most important milestone before the project enters the construction phase. The Floating Storage and Regasification Unit (“FSRU”) will be connected to the National Natural Gas Transmission System of Greece with a 28.0 km long pipeline, through which the gasified LNG will be transmitted to the markets of Greece, Bulgaria and the wider region. The terminal is expected to be operational by the end of 2023, with the contracted regasification capacity already reaching up to 50% of its technical capacity of 5.5 billion square meters per year.

To facilitate the reception, storage and regasification of LNG, on February 2, 2022, GasLog agreed to the sale of the GasLog Chelsea, a 153,600 cubic meter (“cbm”) tri-fuel diesel electric propulsion (“TFDE”) LNG carrier built in 2013, to Gastrade following its conversion to an FSRU. In connection therewith, on January 28, 2022, GasLog issued to Keppel Shipyard Ltd. a Final Notice to Proceed with the conversion. The conversion is expected to be completed by the fourth quarter of 2023.

Sale and Lease-Back Arrangements

On January 26, 2022, GasLog signed a Heads of Agreement with a wholly-owned subsidiary of China Development Bank Leasing (“CDBL”) for the sale and lease-back of the GasLog Skagen, a 155,000 cbm TFDE LNG carrier built in 2013. The vessel will be sold and leased back under a bareboat charter with CDBL for a period of five years with no repurchase option or obligation. This transaction will be completed in the first quarter of 2022 and is expected to release $21.4 million of incremental net liquidity (net sale proceeds less debt prepayment) to the Group, while the vessel remains on its charter with Chevron Asia Pacific Shipping Pte. Ltd. (“Chevron”).

On October 26, 2021, GasLog Partners LP (“GasLog Partners” or the “Partnership”) and GasLog completed the sale and lease-back of the GasLog Shanghai and the GasLog Salem, two 155,000 cbm TFDE LNG carriers, built in 2013 and 2015, respectively, with a wholly-owned subsidiary of CDBL, releasing $42.8 million of incremental net liquidity (net sale proceeds less debt prepayment) to the Group. The vessels were sold and leased back under bareboat charters with CDBL for a period of five years with no repurchase option or obligation, resulting in the recognition of a total loss on disposal of $1.1 million. The vessels remain on their charters with a wholly owned subsidiary of Gunvor Group Ltd. (“Gunvor”).

Newbuilding Orders

On November 30, 2021, GasLog entered into four shipbuilding contracts with Daewoo Shipbuilding and Marine Engineering Co., Ltd. (“Daewoo”) for the construction of four 174,000 cbm LNG carriers with the latest generation MEGI propulsion that are scheduled to be delivered in 2024 and 2025. Post quarter end, on February 2, 2022, GasLog entered into a time charter party agreement with Mitsui & Co., Ltd. (“Mitsui”), to charter one of the newbuildings for a period of nine years, commencing in the fourth quarter of 2024. In addition, on February 8, 2022, GasLog entered into two time charter agreements with a major LNG producer to charter two of the newbuildings for a period of ten years each, commencing upon delivery of each vessel from the shipyard in the third and fourth quarter of 2025.

Impairment Loss

In the quarter ended December 31, 2021, the Group recognized an aggregate non-cash impairment loss of $125.8 million with respect to five Steam turbine propulsion (“Steam”) vessels owned by the Partnership and one Steam vessel owned by GasLog, in accordance with International Financial Reporting Standards (“IFRS”), as compared to an aggregate impairment loss of $6.2 million for the same period in 2020. The principal factors that led to the recognition of a non-cash impairment loss in the fourth quarter of 2021 included the differences of the ship broker estimates of our Steam vessels’ fair market values compared to their carrying values, as well as reduced expectations of the long-term rates for these older technology vessels. In addition, in the quarter ended December 31, 2021, GasLog recognized a non-cash impairment loss of $11.0 million with respect to some of the historical FSRU conversion costs from which future economic benefits are no longer expected to flow to the Group.

New Charter Agreements

In the first quarter of 2022, GasLog extended the time charter of the GasLog Salem with Gunvor for an additional twelve months.

Chief Executive Officer Transition

Paul Wogan, Chief Executive Officer (“CEO”) of GasLog, has informed the board of directors of GasLog (the “Board”) that he intends to retire from his role as CEO effective March 9, 2022. He will remain in an advisory role through the second quarter of 2022 in order to ensure a smooth transition. The Board is pleased to appoint Paolo Enoizi, currently Chief Operating Officer ("COO") of the Company as well as CEO of GasLog Partners, as CEO of GasLog, effective March 10, 2022.

Dividend Declarations

On November 15, 2021, the board of directors declared a dividend on the Series A Preference Shares of $0.546875 per share, or $2.5 million in the aggregate, payable on January 1, 2022, to holders of record as of December 31, 2021. GasLog paid the declared dividend to the transfer agent on December 31, 2021.

On November 15, 2021, the board of directors declared a quarterly cash dividend of $0.15 per common share, or $14.3 million in the aggregate, paid on November 18, 2021, to shareholders of record as of November 17, 2021. On the same date, the board of directors declared a quarterly cash dividend of $0.10 per common share, or $9.5 million in the aggregate, payable on February 28, 2022, to shareholders of record as of February 25, 2022.

Financial Summary

Amounts in thousands of U.S. dollars except per share data	For the three months ended
	December 31, 2020	December 31, 2021
Revenues	$192,602	$223,078
Profit/(loss) for the period	$45,948	$(59,981)
Adjusted EBITDA[1]	$138,334	$164,896
Adjusted Profit[1]	$47,236	$63,344

[1]	Adjusted EBITDA and Adjusted Profit are non-GAAP financial measures and should not be used in isolation or as substitutes for GasLog’s financial results presented in accordance with IFRS. For the definitions and reconciliations of these measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit II at the end of this press release.

There were 3,220 available days for the quarter ended December 31, 2021, as compared to 2,847 available days for the quarter ended December 31, 2020. Available days represent total calendar days in the period after deducting off-hire days where vessels are undergoing dry-dockings and unavailable days (i.e. days before and after a dry-docking where the vessel has limited practical ability for chartering opportunities). The increase in available days was mainly driven by the deliveries of the GasLog wholly owned vessels, the GasLog Georgetown, the GasLog Galveston, the GasLog Wellington and the GasLog Winchester on November 16, 2020, January 4, 2021, June 15, 2021 and August 24, 2021, respectively, the increased utilization of the vessels operating in the spot market and the decrease in off-hire days for scheduled dry-dockings (45 dry-docking off-hire days in the three-month period ended December 31, 2020 compared to nil dry-docking off-hire days in the three-month period ended December 31, 2021).

Revenues were $223.1 million for the quarter ended December 31, 2021 ($192.6 million for the quarter ended December 31, 2020). The increase in revenues is mainly attributable to an increase of $22.5 million due to the aforementioned deliveries of the GasLog wholly-owned vessels and to an increase of $7.9 million from the improved performance of our spot fleet in the fourth quarter of 2021, in line with the ongoing improvement of the LNG shipping market observed in 2021.

Loss for the period was $60.0 million for the quarter ended December 31, 2021 (profit of $45.9 million for the quarter ended December 31, 2020). The decrease in Profit is mainly attributable to the decrease in profit from operations, which is mainly affected by the increase in impairment loss recognized, the increased depreciation due to the increased fleet from the newbuilding deliveries, partially offset by the increase in revenues, as discussed above. The decrease in profit from operations is partially offset by an increase in gain on derivatives, mainly due to the increase in the mark-to-market valuation of derivatives held for trading which were carried at fair value through profit or loss.

Adjusted EBITDA was $164.9 million for the quarter ended December 31, 2021 ($138.3 million for the quarter ended December 31, 2020). The increase in Adjusted EBITDA is mainly attributable to the increase in revenues of $30.5 million, as discussed above and a decrease of $2.5 million in general and administrative expenses – adjusted for the effects of the restructuring costs, the foreign exchange gains, net and the costs relating to the transaction with BlackRock’s Global Energy & Power Infrastructure team (the “Transaction”) (such costs, the “Transaction Costs”) - due to decreased foreign exchange losses from the favorable movement of the Euro (“EUR”)/U.S. dollar (“USD”) exchange rate in the fourth quarter of 2021 and reduced employee and legal costs. The above variances were partially offset by an increase of $3.2 million in vessel operating expenses mainly due to the increased fleet from the newbuilding deliveries, which was partially offset by a decrease in technical maintenance expenses primarily in connection with increased maintenance needs of the fleet in the fourth quarter of 2020 compared to the same period in 2021.

Adjusted Profit was $63.3 million for the quarter ended December 31, 2021 ($47.2 million for the quarter ended December 31, 2020). The increase in Adjusted Profit is mainly attributable to the decrease in Profit for the period as discussed above, adjusted for the effects of the impairment loss recognized in 2021, the write-off of unamortized loan fees as a result of the GasLog Shanghai and the GasLog Salem debt prepayments pursuant to the sale and leaseback transactions completed in October 2021, the restructuring costs, the non-cash gain on derivatives, the foreign exchange gains, net, the net unrealized foreign exchange gains on cash and bonds, the Transaction Costs and the impairment loss.

As of December 31, 2021, GasLog had $282.2 million of cash and cash equivalents.

As of December 31, 2021, GasLog had an aggregate of $3.7 billion of indebtedness outstanding under its credit facilities and bond agreements, of which $553.2 million is repayable within one year ($315.0 million of which relates to the 8.875% Senior Notes), and $302.9 million of lease liabilities mainly related to the sale and leaseback of the Methane Julia Louise, the GasLog Shanghai and the GasLog Salem, of which $30.9 million is payable within one year. GasLog has hedged 43.7% of its expected floating interest rate exposure on its outstanding debt (excluding the lease liabilities and the 8.875% Senior Notes) as of December 31, 2021.

As of December 31, 2021, GasLog’s current assets totaled $325.6 million, while current liabilities totaled $779.1 million, resulting in a negative working capital position of $453.5 million. Current liabilities include $315.0 million relating to the 8.875% Senior Notes, that mature on March 22, 2022 and which we have successfully refinanced with the Note Purchase Agreement with certain affiliates of the Carlyle Group and EIG, and Wilmington Trust (London) as administrative agent, for an amount of up to $325.0 million of 7.75% Notes due in 2029 (the “Refinancing”) entered into on September 24, 2021, and $69.8 million of unearned revenue in relation to hires received in advance of December 31, 2021 (which represents a non-cash liability that will be recognized as revenue in January 2022 as the services are rendered).

Management monitors the Company’s liquidity position throughout the year to ensure that it has access to sufficient funds to meet its forecast cash requirements, including newbuilding and debt service commitments, and to monitor compliance with the financial covenants within its loan and bond facilities. We anticipate that our primary sources of funds for at least twelve months from the date of this report will be available cash, cash from operations and existing borrowings and the Refinancing of the 8.875% Senior Notes we concluded in September 2021. We believe that these anticipated sources of funds will be sufficient to meet our liquidity needs and to comply with our financial covenants for at least twelve months from the date of this report and therefore it is appropriate to prepare the financial statements on a going concern basis.

GasLog Partners Preference Unit Repurchase Programme

In March 2021, GasLog Partners established a preference unit repurchase programme (the “Repurchase Programme”), which authorized the repurchase of preference units through March 31, 2023. In the three months ended December 31, 2021, GasLog Partners repurchased and cancelled a total of 130,093 8.200% Series B Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the “Series B Preference Units”) and 114,548 8.500% Cumulative Redeemable Perpetual Fixed to Floating Rate Series C Preference Units (the “Series C Preference Units”) under the Repurchase Programme for an aggregate amount of $6.0 million, including commissions.

In the year ended December 31, 2021, and since inception of the Repurchase Programme, GasLog Partners has repurchased and cancelled an aggregate of 464,429 Series B Preference Units and 269,549 Series C Preference Units at a weighted average price of $25.00 per preference unit for both Series. The total amount paid during the period for repurchases of preference units was $18.4 million, including commissions.

Fleet Update

Owned Fleet

As of February 24, 2022, our wholly owned fleet consisted of the following vessels:

	Vessel Name	Year Built	Cbm	Charterer (for contracts of more than six months)	Propulsion	Charter Expiration(1)	Optional Period(2)
1	GasLog Chelsea (3)	2010	153,600	Spot Market	TFDE	—	—
2	GasLog Savannah	2010	155,000	Eni (4)	TFDE	April 2022	—
3	GasLog Singapore (5)	2010	155,000	RWE (5)	TFDE	April 2022	—
4	Methane Lydon Volney	2006	145,000	Naturgy (6)	Steam	June 2022	—
5	GasLog Skagen (7)	2013	155,000	Chevron	TFDE	September 2022	—
6	GasLog Saratoga	2014	155,000	Mitsui	TFDE	September 2024	—
7	GasLog Genoa	2018	174,000	Shell (8)	Dual-fuel medium speed propulsion (“X-DF”)	March 2027	2030-2033 (8)
8	GasLog Windsor	2020	180,000	Centrica (9)	X-DF	April 2027	2029-2033 (9)
9	GasLog Westminster	2020	180,000	Centrica	X-DF	July 2027	2029-2033 (9)
10	GasLog Georgetown	2020	174,000	Cheniere (10)	X-DF	November 2027	2030-2034 (10)
11	GasLog Galveston	2021	174,000	Cheniere	X-DF	January 2028	2031-2035 (10)
12	GasLog Wellington	2021	180,000	Cheniere	X-DF	June 2028	2031-2035 (10)
13	GasLog Winchester	2021	180,000	Cheniere	X-DF	August 2028	2031-2035 (10)
14	GasLog Gladstone	2019	174,000	Shell	X-DF	January 2029	2032-2035 (8)
15	GasLog Warsaw	2019	180,000	Endesa (11)	X-DF	May 2029	2035-2041 (11)
16	GasLog Wales	2020	180,000	Jera (12)	X-DF	March 2032	2035-2038 (12)

As of February 24, 2022, the Partnership’s fleet consisted of the following vessels:

	Vessel Name	Year Built	Cbm	Charterer (for contracts of more than six months)	Propulsion	Charter Expiration(1)	Optional Period(2)
1	Solaris	2014	155,000	Shell	TFDE	March 2022	—
2	Methane Heather Sally	2007	145,000	Cheniere	Steam	June 2022	—
3	GasLog Sydney	2013	155,000	TotalEnergies (13)	TFDE	June 2022	—
4	GasLog Seattle	2013	155,000	TotalEnergies	TFDE	June 2022	—
5	Methane Shirley Elisabeth	2007	145,000	JOVO (14)	Steam	August 2022	—
6	Methane Rita Andrea	2006	145,000	Gunvor	Steam	September 2022	—
7	GasLog Santiago	2013	155,000	Trafigura (15)	TFDE	December 2022	2023–2028 (15)
8	Methane Jane Elizabeth	2006	145,000	Cheniere	Steam	March 2023	2024-2025 (10)
9	GasLog Geneva	2016	174,000	Shell	TFDE	September 2023	2028-2031 (8)
10	Methane Alison Victoria	2007	145,000	CNTIC VPower (16)	Steam	October 2023	2024-2025 (16)
11	GasLog Gibraltar	2016	174,000	Shell	TFDE	October 2023	2028-2031 (8)
12	Methane Becki Anne	2010	170,000	Shell	TFDE	March 2024	2027-2029 (8)
13	GasLog Greece	2016	174,000	Shell	TFDE	March 2026	2031 (8)
14	GasLog Glasgow	2016	174,000	Shell	TFDE	June 2026	2031 (8)

Bareboat Vessels

	Vessel Name	Year Built	Cbm	Charterer (for contracts of more than six months)	Propulsion	Charter Expiration(1)	Optional Period(2)
1	GasLog Shanghai (17)	2013	155,000	Gunvor	TFDE	November 2022	—
2	GasLog Salem (17)	2015	155,000	Gunvor	TFDE	March 2023	—
3	GasLog Hong Kong (17)	2018	174,000	TotalEnergies	X-DF	December 2025	2028 (18)
4	Methane Julia Louise (17)	2010	170,000	Shell	TFDE	March 2026	2029-2031 (8)
5	GasLog Houston (17)	2018	174,000	Shell	X-DF	May 2028	2031-2034 (8)

(1)	Indicates the expiration of the initial term.

(2)	The period shown reflects the expiration of the minimum optional period and the maximum optional period.

(3)	The GasLog Chelsea is scheduled to be converted into an FSRU in 2023.

(4)	The vessel is chartered to LNG Shipping SpA, a wholly owned subsidiary of Eni SpA (“Eni”).

(5)	The vessel is chartered to RWE Supply & Trading GmbH (“RWE”). Subject to receipt of firm notice by the end of 2023, the vessel is expected to be delivered to Sinolam LNG Terminal, S.A. (“Sinolam LNG”) no later than twelve months thereafter for use as a floating storage unit (“FSU”) in support of an LNG gas-fired power plant currently being developed near Colon, Panama, by Sinolam Smarter Energy LNG Power Company, a subsidiary of private Chinese investment group Shanghai Gorgeous Development Company. The completion of the power plant was initially scheduled for the second quarter of 2020 but has since been significantly delayed as a result of COVID-19 related impacts to the construction schedule. In the meantime, the vessel has undergone FSU conversion for the Sinolam LNG charter during its scheduled dry-dock in the second quarter of 2021.

(6)	The vessel is chartered to Naturgy Aprovisionamientos SA. (“Naturgy”).

(7)	The vessel is chartered to Chevron. After the completion of the sale and leaseback transaction in the first quarter of 2022 with CDBL, GasLog Skagen will become a bareboat vessel.

(8)	The vessel is chartered to Royal Dutch Shell plc (“Shell”). Shell has the right to extend the charters of (a) the GasLog Genoa, the GasLog Houston and the GasLog Gladstone by two additional periods of three years, (b) the GasLog Geneva and the GasLog Gibraltar by two additional periods of five and three years, respectively, (c) the Methane Becki Anne and the Methane Julia Louise for a period of either three or five years, (d) the GasLog Greece and the GasLog Glasgow for a period of five years, provided that Shell gives us advance notice of the declarations.

(9)	The vessels are chartered to Pioneer Shipping Limited, a wholly owned subsidiary of Centrica Plc (“Centrica”). Centrica has the right to extend the charters by three additional periods of two years, provided that Centrica gives us advance notice of declaration.

(10)	The vessels are chartered to Cheniere Marketing International LLP, a subsidiary of Cheniere Energy Inc. (“Cheniere”). Cheniere has the right to extend the charters of (a) the GasLog Georgetown, the GasLog Galveston, the GasLog Wellington and the GasLog Winchester by three consecutive periods of three years, two years and two years, respectively and (b) the Methane Jane Elizabeth by two additional periods of one year, provided that Cheniere gives us advance notice of the declarations.

(11)	“Endesa” refers to Endesa S.A. Endesa has the right to extend the charter of the GasLog Warsaw by two additional periods of six years, provided that Endesa gives us advance notice of declaration.

(12)	“Jera” refers to LNG Marine Transport Limited, the principal LNG shipping entity of Japan’s Jera Co., Inc. Jera has the right to extend the charter by two additional periods of three years, provided that Jera gives us advance notice of declaration.

(13)	The vessels are chartered to TotalEnergies Gas & Power Limited, a wholly owned subsidiary of TotalEnergies SE (“TotalEnergies”).

(14)	The vessel is chartered to Singapore Carbon Hydrogen Energy Pte. Ltd., a wholly owned subsidiary of JOVO Group (“JOVO”).

(15)	“Trafigura” refers to Trafigura Maritime Logistics PTE Ltd. Trafigura may extend the term of this time charter for a period ranging from one to six years, provided that the charterer gives us advance notice of declaration.

(16)	The vessel is chartered to CNTIC VPower Energy Ltd. (“CNTIC VPower”), an independent Chinese energy company. CNTIC VPower may extend the term of the related charter by two additional periods of one year, provided that the charterer gives us advance notice of declaration.

(17)	GAS-ten Ltd. and GAS-three Ltd. have sold the GasLog Salem and the GasLog Shanghai, respectively, to a wholly-owned subsidiary of CDBL and leased them back for a period of five years, with no repurchase option or obligation. GAS-twenty five Ltd., GAS-twenty six Ltd. and GAS-twenty four Ltd. have sold the GasLog Hong Kong to Sea 190 Leasing, the Methane Julia Louise to Lepta Shipping and the GasLog Houston to Hai Kuo Shipping, respectively, and leased them back for a period of up to twelve, 17 and eight years, respectively. GAS-twenty five Ltd. and GAS-twenty six Ltd. have the option and GAS-twenty four Ltd. has the option and the obligation to re-purchase the vessels on pre-agreed terms.

(18)	TotalEnergies has the right to extend the charter for a period of three years, provided that TotalEnergies provides us with advance notice of declaration.

Under the omnibus agreement entered into with GasLog Partners and certain of its subsidiaries in connection with the Partnership’s initial public offering, as amended, GasLog has agreed, and has caused our controlled affiliates (other than GasLog Partners, its general partner and its subsidiaries) to agree, not to acquire, own, operate or charter any LNG carrier with a cargo capacity greater than 75,000 cbm engaged in oceangoing LNG transportation under a charter for five full years or more without, within 30 calendar days after the consummation of the acquisition or the commencement of the operations or charter of such a vessel, notifying and offering GasLog Partners the opportunity to purchase such a vessel at fair market value.

Future Deliveries

As of February 24, 2022, GasLog has four newbuildings on order at Daewoo:

LNG Carrier	Expected Delivery	Shipyard	Cbm	Charterer	Propulsion	Estimated Charter Expiration(1)
Hull No. 2532	Q3 2024	Daewoo	174,000	—	MEGI	—
Hull No. 2533	Q3 2024	Daewoo	174,000	Mitsui	MEGI	2033
Hull No. 2534	Q3 2025	Daewoo	174,000	major LNG producer	MEGI	2035
Hull No. 2535	Q4 2025	Daewoo	174,000	major LNG producer	MEGI	2035

___________

(1)	Charter expiration to be determined based upon actual date of delivery.

EXHIBIT I - Unaudited Interim Financial Information

Unaudited condensed consolidated statements of financial position

As of December 31, 2020 and 2021

(Amounts expressed in thousands of U.S. Dollars)

	December 31, 2020	December 31, 2021
Assets
Non-current assets
Goodwill	9,511	9,511
Investment in associates	21,759	23,508
Deferred financing costs	5,150	5,564
Other non-current assets	12,463	4,866
Derivative financial instruments, non-current portion	5,561	1,913
Tangible fixed assets	5,028,509	5,002,829
Vessels under construction	132,839	22,939
Right-of-use assets	203,437	363,035
Total non-current assets	5,419,229	5,434,165
Current assets
Trade and other receivables	36,223	28,595
Dividends receivable and other amounts due from related parties	1,259	18
Derivative financial instruments, current portion	534	596
Inventories	7,564	8,327
Prepayments and other current assets	24,685	5,798
Cash and cash equivalents	367,269	282,246
Total current assets	437,534	325,580
Total assets	5,856,763	5,759,745
Equity and liabilities
Equity
Preference shares	46	46
Share capital	954	954
Contributed surplus	759,822	692,536
Reserves	18,667	15,322
Treasury shares	(1,340)	—
Accumulated deficit	(132,780)	(65,117)
Equity attributable to owners of the Group	645,369	643,741
Non-controlling interests	951,768	924,630
Total equity	1,597,137	1,568,371
Current liabilities
Trade accounts payable	25,046	15,892
Ship management creditors	397	119
Amounts due to related parties	164	27

Derivative financial instruments, current portion	35,415	25,518
Other payables and accruals	143,057	153,501
Borrowings, current portion	245,626	553,161
Lease liability, current portion	9,644	30,905
Total current liabilities	459,349	779,123
Non-current liabilities
Derivative financial instruments, non-current portion	78,440	28,694
Borrowings, non-current portion	3,527,595	3,105,059
Lease liability, non-current portion	186,526	271,945
Other non-current liabilities	7,716	6,553
Total non-current liabilities	3,800,277	3,412,251
Total equity and liabilities	5,856,763	5,759,745

Unaudited condensed consolidated statements of profit or loss

For the three months and years ended December 31, 2020 and 2021

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended		For the years ended
	December 31, 2020	December 31, 2021	December 31, 2020	December 31, 2021
Revenues	192,602	223,078	674,089	809,577
Voyage expenses and commissions	(3,809)	(6,679)	(21,883)	(19,430)
Vessel operating and supervision costs	(41,417)	(44,562)	(148,235)	(166,432)
Depreciation	(46,963)	(55,386)	(177,213)	(202,953)
General and administrative expenses	(11,797)	(11,030)	(47,249)	(43,313)
Loss on disposal of non-current assets	—	(1,100)	(572)	(1,100)
Impairment loss	(6,173)	(136,816)	(28,627)	(153,669)
Profit/(loss) from operations	82,443	(32,495)	250,310	222,680
Financial costs	(39,180)	(38,158)	(165,281)	(166,955)
Financial income	41	26	726	142
Gain/(loss) on derivatives	2,028	10,444	(84,658)	22,680
Share of profit of associates	616	202	2,192	1,969
Total other expenses, net	(36,495)	(27,486)	(247,021)	(142,164)
Profit/(loss) for the period	45,948	(59,981)	3,289	80,516
Attributable to:
Owners of the Group	28,233	(13,518)	(44,948)	67,663
Non-controlling interests	17,715	(46,463)	48,237	12,853
	45,948	(59,981)	3,289	80,516

Unaudited condensed consolidated statements of cash flows

For the years ended December 31, 2020 and 2021

(Amounts expressed in thousands of U.S. Dollars)

	For the years ended
	December 31, 2020	December 31, 2021
	(restated)(1)
Cash flows from operating activities:
Profit for the year	3,289	80,516
Adjustments for:
Depreciation	177,213	202,953
Impairment loss	28,627	153,669
Loss on disposal of non-current assets	572	1,100
Share of profit of associates	(2,192)	(1,969)
Financial income	(726)	(142)
Financial costs	165,281	166,955
Loss/(gain) on derivatives (excluding realized loss on forward foreign exchange contracts held for trading)	85,222	(23,817)
Non-cash defined benefit obligations	57	—
Share-based compensation	5,849	3,448
	463,192	582,713
Movements in working capital	(3,710)	9,394
Net cash provided by operating activities	459,482	592,107
Cash flows from investing activities:
Payments for tangible fixed assets and vessels under construction	(732,385)	(506,641)
Proceeds from disposal of tangible fixed assets	2,322	—
Proceeds from sale and leaseback, net of commissions	—	242,979
Other investments	(472)	(230)
Payments for right-of-use assets	(5,803)	—
Dividends received from associate	1,725	1,700
Purchase of short-term investments	—	(2,500)
Maturity of short-term investments	4,500	2,500
Increase in restricted cash	(300)	—
Financial income received	844	142
Net cash used in investing activities	(729,569)	(262,050)
Cash flows from financing activities:
Proceeds from loans	2,138,035	471,867
Loan and bond repayments	(1,481,709)	(592,463)
Payment for bond repurchase at a premium	(1,937)	—
Payment for interest rate swaps termination	(31,662)	—
Proceeds from entering into interest rate swaps	31,622	—
Interest paid	(169,284)	(172,772)
Loan/bond modification costs related to the Transaction	—	(15,718)
Payment of cash collaterals for swaps	(96,314)	(9,080)
Release of cash collaterals for swaps	95,067	31,557
Payment of loan and bond issuance costs	(35,795)	(13,437)
Loan issuance costs received	792	379
Payment of equity raising costs	(1,153)	(347)
Proceeds from GasLog Partners’ common unit offerings (net of underwriting discounts and commissions)	—	10,000
Proceeds from private placement	36,000	—
Dividends paid	(90,041)	(91,499)
Payment for cross currency swaps’ (“CCS”) termination/modification	(4,052)	—
Purchase of treasury shares or GasLog Partners’ common and preference units	(2,996)	(18,388)
Payments for lease liabilities	(11,150)	(14,843)
Net cash provided by/(used in) financing activities	375,423	(414,744)
Effects of exchange rate changes on cash and cash equivalents	(1,814)	(336)
Increase/(decrease) in cash and cash equivalents	103,522	(85,023)
Cash and cash equivalents, beginning of the year	263,747	367,269
Cash and cash equivalents, end of the year	367,269	282,246

(1)	Restated so as to reflect a change in accounting policy introduced on January 1, 2021, with respect to the reclassification of interest paid and movements of cash collaterals for swaps.

EXHIBIT II

Non-GAAP Financial Measures:

EBITDA, Adjusted EBITDA and Adjusted Profit

EBITDA is defined as earnings before depreciation, amortization, financial income and costs, gain/loss on derivatives and taxes. Adjusted EBITDA is defined as EBITDA before foreign exchange gains/losses, impairment loss, gain/loss on disposal of non-current assets, restructuring costs and Transaction Costs. Adjusted Profit represents earnings before write-off and accelerated amortization of unamortized loan fees/bond fees and premium, foreign exchange gains/losses, unrealized foreign exchange losses on cash and bond, impairment loss, swap optimization costs (with respect to cash collateral amendments), gain/loss on disposal of non-current assets, restructuring costs, Transaction Costs and non-cash gain/loss on derivatives that includes (if any) (a) unrealized gain/loss on derivative financial instruments held for trading, (b) recycled loss of cash flow hedges reclassified to profit or loss and (c) ineffective portion of cash flow hedges. EBITDA, Adjusted EBITDA and Adjusted Profit are non-GAAP financial measures that are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. We believe that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. We believe that including EBITDA, Adjusted EBITDA and Adjusted Profit assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our ongoing financial and operational strength in assessing whether to purchase and/or to continue to hold our common shares. This is achieved by excluding the potentially disparate effects between periods of, in the case of EBITDA and Adjusted EBITDA, financial costs, gain/loss on derivatives, taxes, depreciation and amortization; in the case of Adjusted EBITDA, foreign exchange gains/losses, impairment loss, gain/loss on disposal of non-current assets, restructuring costs and Transaction Costs; and in the case of Adjusted Profit, write-off and accelerated amortization of unamortized loan/bond fees and premium, foreign exchange gains/losses, unrealized foreign exchange losses on cash and bond, impairment loss, swap optimization costs (with respect to cash collateral amendments), gain/loss on disposal of non-current assets, restructuring costs, Transaction Costs and non-cash gain/loss on derivatives, which items are affected by various and possibly changing financing methods, financial market conditions, capital structure and historical cost basis, and which items may significantly affect results of operations between periods. In the current period, Transaction Costs are excluded from Adjusted EBITDA and Adjusted Profit because they are charges and items not considered to be reflective of the ongoing operations of the company, that we believe reduce the comparability of our operating and business performance across periods.

EBITDA, Adjusted EBITDA and Adjusted Profit have limitations as analytical tools and should not be considered as alternatives to, or as substitutes for, or superior to, profit, profit from operations, earnings per share or any other measure of operating performance presented in accordance with IFRS. Some of these limitations include the fact that they do not reflect (i) our cash expenditures or future requirements for capital expenditures or contractual commitments, (ii) changes in, or cash requirements for, our working capital needs and (iii) the cash requirements necessary to service interest or principal payments on our debt. Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements. EBITDA, Adjusted EBITDA and Adjusted Profit are not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows and other companies in our industry may calculate these measures differently than we do, limiting their usefulness as a comparative measure.

In evaluating Adjusted EBITDA and Adjusted Profit, you should be aware that in the future we may incur expenses that are the same as, or similar to, some of the adjustments in this presentation. Our presentation of Adjusted EBITDA and Adjusted Profit should not be construed as an inference that our future results will be unaffected by the excluded items. Therefore, the non-GAAP financial measures as presented below may not be comparable to similarly titled measures of other companies in the shipping or other industries.

Reconciliation of Profit/(loss) to EBITDA and Adjusted EBITDA:

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended		For the years ended
	December 31, 2020	December 31, 2021	December 31, 2020	December 31, 2021
Profit/(loss) for the period	45,948	(59,981)	3,289	80,516
Depreciation	46,963	55,386	177,213	202,953
Financial costs	39,180	38,158	165,281	166,955
Financial income	(41)	(26)	(726)	(142)
(Gain)/loss on derivatives	(2,028)	(10,444)	84,658	(22,680)
EBITDA	130,022	23,093	429,715	427,602
Foreign exchange losses/(gains), net	997	(129)	1,351	(843)
Restructuring costs	205	11	5,312	815
Transaction Costs	937	4,005	937	13,671
Loss on disposal of non-current assets	—	1,100	572	1,100
Impairment loss	6,173	136,816	28,627	153,669
Adjusted EBITDA	138,334	164,896	466,514	596,014

Reconciliation of Profit/(loss) to Adjusted Profit:

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended		For the years ended
	December 31, 2020	December 31, 2021	December 31, 2020	December 31, 2021
Profit/(loss) for the period	45,948	(59,981)	3,289	80,516
Non-cash (gain)/loss on derivatives	(10,271)	(20,383)	64,367	(59,402)
Write-off of unamortized loan/bond fees	3,571	1,906	8,661	6,275
Foreign exchange losses/(gains), net	997	(129)	1,351	(843)
Restructuring costs	205	11	5,312	815
Transaction Costs	937	4,005	937	29,390
Unrealized foreign exchange (gains)/losses, net on cash and bonds	(324)	(1)	(4,360)	336
Swap optimization costs (with respect to cash collateral amendments)	—	—	3,319	—
Loss on disposal of non-current assets	—	1,100	572	1,100
Impairment loss	6,173	136,816	28,627	153,669
Adjusted Profit	47,236	63,344	112,075	211,856